SUB-ITEM 77C :    Submission of matters to a vote of security holders


On April 24, 2003 a Special Meeting of Shareholders was held to approve the amendment of the Registrant's Distribution and Service Plan to implement the payment of a service fee by the Registrant of 0.25% of the Registrant's average daily net assets through a Shareholder Servicing Agreement with the Registrant's distributor. 4,561,063 shares were cast in favor of the proposal and 418,600 shares were cast against the proposal.